February 15, 2007



Susan C. Block, Esquire
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Re:   Structured Obligations Corporation
      Amendment No. 3 to Registration Statement on Form S-3
      Filed November 29, 2006
      File No. 333-134429


Dear Ms. Block:

      This letter responds to comments of the Securities and Exchange Commission staff (the "Staff") contained in your letter, dated December 19, 2006 (the "Comment Letter"), regarding the above referenced Registration Statement (the "Registration Statement"). In the text that follows, each comment expressed by the Staff in the Comment Letter is repeated in its entirety and numbered to correspond with its number in the Comment Letter. Each comment is followed by a response made on behalf of Structured Obligations Corporation (the "Registrant").

      We have also enclosed three copies of this letter and of Amendment No. 4 to the Registration Statement ("Amendment No. 3"), filed by the Registrant today. Please note that Amendment No. 4 contains a prospectus (the "base prospectus") and a form of prospectus supplement (the "prospectus supplement"). Each copy of Amendment No. 4 is blacklined to reflect all of the revisions that were made to Amendment No. 3 to Registration Statement filed with the Securities and Exchange Commission on November 29, 2006. In the text that follows, page references in the headings refer to page numbers of the initial Registration Statement; page numbers in the text of our responses refer to page numbers in the enclosed blacklined copy of Amendment No. 4 and related exhibits.

      Each capitalized term that is used in this letter without definition has the meaning specified in the base prospectus or the form of prospectus supplement included in Amendment No. 4.

Securities and Exchange Commission
February 15, 2007
Page 2 of 3


Registration Statement on Form S-3

General

1. While we note your response to prior comment 1, the term "trust" continues to appear in the first sentence of the Explanatory Note preceding the prospectus supplement and on the cover page, on the first line, to the base prospectus. Please revise accordingly to replace the terms "trust" with the term "issuing entity."

      Response:   The  Registrant  notes the comment  above and has made
the necessary changes.

Prospectus Supplement

Cover Page

2. While we note your response to prior comment 3, we are unable to locate your revisions. We re-issue the prior comment. The language should be identical to the disclosure required by Item 1102(d) of Regulation AB. Please delete the term "non-recourse" and delete references to the underwriters, trustee, underlying securities trustee and fiscal agent.

      Response:   The  Registrant  notes the comment  above and has made
the necessary changes.

Base Prospectus

Other Deposited Assets, page 34

3. We note the disclosure in the first sentence of the second paragraph of this section that the Deposited Assets for a given series of certificates and the related trust will not constitute Deposited Assets for any other series of certificates. This does not appear to us to be the case if the trust is a master trust as described at page 46. Please revise to clarify or advise.

      Response: An Issuing Entity is a "master trust" as described in Item 1101(c)(3)(i) of Regulation AB solely because the offering of the Certificates contemplates the possibility of adding additional Underlying Securities to the pool that backs the Certificates in connection with future issuances of Certificates of the same series issued by the same Issuing Entity. Thus, both the original Underlying Securities and any additional Underlying Securities added to the pool of an Issuing Entity will constitute Deposited Assets for only one series of Certificates and the relating Issuing Entity, and will not constitute Deposited Assets for any other series of Certificates issued by any other Issuing Entity.

Securities and Exchange Commission
February 15, 2007
Page 3 of 3


4. We note your response to our prior comment 7 and re-issue the comment in part for clarity. In your response and revised disclosure you state that any additional Underlying Securities sold to or deposited with the issuing entity will be "in the same mixture as the original Underlying Securities." Your response and revised disclosure appears to us to confirm that the mixture of additional securities will be the same as the pool's existing mixture (for example, the ratio of additional debt securities to trust preferred securities). Please revise your disclosure to further clarify and confirm your understanding to us on a supplemental basis that any additional Underlying Securities that may be sold to or deposited with the Issuing Entity will be the exact same securities (for example, the same corporation debt securities) as made up the original pool of Underlying Securities, representing the same proportion of the pool as the original pool. In short, please clarify and confirm that the pool will be made up of the same securities, just expanded.

      Response: The Registrant confirms that any additional Underlying Securities sold to or deposited with the Issuing Entity will be the exact same securities as those originally sold to or deposited with the Issuing Entity, representing the same proportion of the pool as the original pool. Accordingly, following the sale or deposit of additional Underlying Securities, the expanded pool will be made up of the same securities, in the same proportions, as the original pool. The Registrant has revised the disclosure to further clarify this.

Exhibits

5. Your exhibit list indicates that exhibit 4.1 is incorporated by reference from the Registration Statement on Form S-3 (File No. 333-67188). A new exhibit 4.1, however, was filed with your August 18, 2006 amendment. Please revise to update or advise.

      Response: The new exhibit 4.1 filed with the Registrant's August 18, 2006 amendment is the correct exhibit 4.1. Accordingly, the Registrant has revised the exhibit list to remove the incorporation by reference from the Registration Statement on Form S-3 (File No. 333-67188).

      If you have any questions regarding this response letter, please do not hesitate to call me at (212) 506-5041 or Craig Stearns at (212) 506-3780.

      Thank you.


                                    Sincerely yours,

                                    /s/ Al B. Sawyers

                                    Al B. Sawyers